

MINNESOTA SOCCER HOLDINGS

Be an owner of a soccer team. The first community owned MN women's soccer team.

■ **PITCH VIDEO**   ■ **INVESTOR PANEL**



mnwoso.com   Saint Paul MN   🐦 📘 📷   Main Street   Retail   Entertainment   Athletes   Events

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mnwoso.com   Saint Paul MN   🐦 📘 📷   Main Street   Retail   Entertainment   Athletes   Events

Highlights

(1) This is a rare opportunity to become a legitimate owner of a soccer club in the US.

(2) Long-term growth of women's soccer

(3) 2 members of the board of directors will be elected by the community investors.

(4) Community investors will have a say in the branding of the new club.

(5) Partnership with leading Orthopedic group in the US.

(6) Co-Founder Andrea Yoch has over 20 years of sports experience.
(5) Partnership with leading Orthopedic group in the US.

(6) Co-Founder Andrea Yoch has over 20 years of sports experience.

Our Team



Andrea Yoch   President and Co-Founder

Andrea Yoch, President of Andrea Yoch & Co. is an experienced Marketing professional specializing in small business, media, sports and entertainment.

Women's soccer is growing at an amazing rate. We see an opportunity to launch a women's team directed toward young professionals, to the fans already flocking to Men's soccer in the US.

toward young professionals, to the fans already flocking to Men's soccer in the US.



Susan Earle CFO

Susan Earle has worked in public sector finance and budgeting for over 10 years. She lives in Minneapolis with her family, and is excited to be a part of such an awesome women's soccer organization and community.



Elisa Vicuna Co-Founder, Board Member

Co-founder and futbol lover.



Andrea Carroll-Franck Co-Founder, Board Member

Life-long soccer player, long time coach, forever fan. Thrilled that co-founding this team is a dream come true!



Wes Burdine Co-Founder, Board Member

Owner of The Black Hart of Saint Paul, the world's foremost queer soccer bar.



Matt Privratsky Co-Founder, Board Member

Matt Privratsky is currently the aide to St. Paul City Councilmember Mitra Jalali at City of Saint Paul. Founder of Equal Time Soccer.



Allie Reinke Co-Founder

Graphic Designer specializing in Brand Identity. Gopher Soccer Alum.



Rob Spence Co-Founder

St. Paul marketing communications consultan and President of St. Paul Blackhawks



Matthew Bergeron Co-Founder

Matthew Bergeron is an attorney with the Twin Cities law firm of Larkin Hoffman Daly Lindgren where he practices in the firm's health care and government relations practice groups.

Pitch


Minnesota Women's Soccer
2021 Community Investment Campaign
MN





COMING IN 2022

- The first women's team in Minnesota in the new USL W League
- Starting play May 2022
- Pre-Professional league producing the next generation of US Soccer's stars
- Founded by Minnesotans that believe in creating more opportunities for women on and off the field
- Committed to equality and community reinvestment
- Women led, community owned

For Community, By Community.

We're building a club of community owners.



With a base in the community, we can work in and amongst the community with a social mission to use soccer as a platform for elevating women and girls throughout Minnesota.

Investors are not just fans.
Community owners will be integral to building and sustaining that mission. Two board seats will be elected from the community investors.



Why Now?

Women's soccer continues to exponentially grow, but most of its potential is *untapped*.	**Lower Division Men's Soccer continues to grow**	**Soccer is the future for Generation Alpha (2021 CNBC)**
- There are only **12 professional teams in the US**. - NWSL viewership is up 500% YOY and 152% rise in social media engagement	- USL saw 500% rise in TV viewership & 39% rise in social media engagement - While men's clubs have found success in lower divisions, the same results have not yet been achieved in women's soccer.	- Morning Consult found that soccer is the No. 1 participation sport in the US. - 73% of parents are encouraging their kids to play sports, and 65% encourage them to be sports fans.



FOR THE FUTURE.



As women's soccer continues to grow, so will we. We want to build a club like no one else has seen: a women's soccer team that we can build from the ground up to a full professional club.

The journey to the pitch starts now and you have a rare opportunity to not just cheer for a new team, but have stakes in it.

FOUNDERS.

   

ANDREA YOCH   **SUSAN EARLE**   **ELISA VICUÑA**   **ANDRÉA**   **WES BURDINE**

President/CEO CFO CARROLL-FRANK

    

MATT PRIVRATSKY **MATTHEW BERGERON** **ROB SPENCE** **ALLIE REINKE**
Legal Counsel

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